Exhibit 4.8

AMENDED
PROMISSORY NOTE

$125,000.00	As of AUGUST 31, 2010

FOR VALUE RECEIVED, pursuant to this promissory note (this "Note"), the undersigned, Internal Fixation Systems, Inc. (the "Maker''), whose address is 10100 NW 166 Way Suite 18, Miami, Florida 33178 promises to pay to the order of Stephen J. Dresnick (the "Payee"), whose address is 5901 SW 74'' Street Suite 408, in lawful money of the United States of America, the principal sum of ONE HUNDRED TWENTY FIVE THOUSAND AND 00/100 Dollars ($125,000.00), in accordance with the terms below.

BACKGROUND

The Maker needs financing in the form of a Note in order to manufacture inventory, purchase instruments and surgical sets, and for working capital.

1. PAYMENTS.

1.1 PRINCIPAL. Upon Closing of a transaction wherein the Maker merges with; is acquired by; or otherwise becomes a publicly traded company ("the Transaction"), THE FACE VALUE OF THIS Promissory Note plus all unpaid interest shall become due and payable within 10 days. In the event that a Transaction is not consummated by October 31, 2010, the Principal and any accrued Interest due hereunder shall be payable to the Payee by April 30, 2011.

1.2 INTEREST — Interest will accrue at 9% APR, Interest will be paid and compounded quarterly

1.3 ADDITIONAL CONSIDERATION — As an additional inducement to enter into this PromissoryNote, Maker shall issue Warrants for Common Stock such that one Warrant for a share of Common Stock will be issued for each dollar of face value of this.Promissory Note as recorded above,

Each Warrant will be exercisable only upon Closing of the Proposed transaction. Each Warrant will expire 24 months after the Closing of the Proposed. Transaction. The exercise price of each Warrant is $.25

1.4 MANNER OF PAYMENT. All payments of principal on this Note shall be made by certified or bank check at Payee's address above, or at such other place in the United States of America as the Payee shall designate to the Maker in writing or by wire transfer of immediately available funds to an account designated by the Payee in writing. If any payment of principal on this Note is due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day. "Business Day" means any day other than a Saturday, Sunday or legal holiday in the State of Florida.

Dresnick Prornissoty Note

2.  PREPAYMENT. The Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note,

3. SECURITY INTEREST. This Note is unsecured.

4. DEFAULTS.

4.1 EVENTS OF DEFAULT. The occurrence of any one or more of the following events with respect to the Maker shall constitute an event of default hereunder ("Event of Default"):

(a) The failure of Maker to make any payment to Payee due hereunder within three (3) days after such amount is due;

(b) The filing ninny petition under the federal Bankruptcy Code or any similar federal or state statute by or against the Maker and such petition is not discharged within ten (10) days after filing;

(c) The appointment of a receiver for, the making of a general assignment for the benefit of creditors by, or the insolvency of the Maker and any of same is not discharged within ten (10) days after the occurrence thereof;

(d) The consummation of either the sale, assignment, transfer or other disposition of any of the issued and outstanding membership interest, voting interests or equity interests of the Maker, if the proceeds received by the Maker up to and including the amount of the outstanding principal under this Note are not paid to Payee within three (3) business days after the consummation of such transaction; or

(e) Any breach or default by Maker under the Security Agreement.

Upon the occurrence and during the continuance of an Event of Default hereunder, the Payee may, by written notice to the Maker, accelerate the indebtedness evidenced by this Note whereupon the outstanding principal amount of this Note shall forthwith become due and payable, without presentation, demand, protest or further notice of any kind, all of which are hereby expressly waived.

The failure to exercise the option to accelerate the maturity of this Note or any other right, remedy or recourse available to the Payee upon the occurrence of an Event of Default hereunder shall not constitute a waiver of the right of the Payee to exercise the same at that time or at any subsequent time with respect to such Event of Default or any other Event of Default. The rights, remedies and recourses of the Payee, as provided in this Note, shall be cumulative and concurrent and may be pursued separately, successively or together. The acceptance by the Payee of any payment under this Note which is less than the payment in full of all amounts due and payable at the time of such payment shall not (I) constitute a waiver of or impair, reduce, release or extinguish any right, remedy or recourse of the Payee, or nullify any prior exercise of any such right, remedy of recourse, or (ii) impair, reduce, release or extinguish the obligations of any party liable under this Note.